Mail Stop 4561

October 6, 2006

Mr. Charles G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
445 Pine Avenue
Goleta, California 93117

>   **Re: Community West Bancshares**
>   **Form 10-K for the Fiscal Year ended December 31, 2005**
>   **File No. 000-23575**

Dear Mr. Baltuskonis:

We have reviewed your response letter dated September 20, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1.   We have reviewed your response to comment 1 of our letter dated July 21, 2006. Please confirm to us that in future filings you will present as operating activities the cash flows related to the origination/purchase and sales/securitization of mortgage loans for which you had the intent to sell or securitize when the loan was originated or purchased.

Note 3 – Loan Sales and Servicing, page F-10

2.   We have reviewed your response to comment 2 of our letter dated July 21, 2006. Your response does not address how you account for the loan rate lock and the forward sale commitments and your basis for the accounting treatment. Please provide us with your proposed future disclosure that clearly describes how you determine when to record commitments to originate loans and the forward sale commitments as derivatives, whether you believe these commitments meet the definition of a firm commitment as defined in paragraph 540 of SFAS 133, and your basis for your accounting treatment.

Mr. G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
October 6, 2006
Page 2 of 2

3.   In addition, your disclosure that the offset of these two contractual agreements is a
        "perfect hedge" may suggest to readers that this is a hedging relationship accounted for
        pursuant to SFAS 133. Please provide us with your proposed future disclosure clarifying
        whether these are hedging relationships accounted for pursuant to SFAS 133 and why.

*******

        Please respond to these comments within ten business days or tell us when you will
respond. Please file your response on EDGAR. Please understand that we may have additional
comments after reviewing your response to our comments. You may contact Chris Harley at
(202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.

                                Sincerely,

                                Joyce Sweeney
                                Accounting Branch Chief